BTQ Technologies and EntangleTech Sign MOU to Advance

Quantum Education Initiatives in Taiwan

● Strategic Partnership for Quantum Education: BTQ Technologies has signed a Memorandum of Understanding with EntangleTech, a leading quantum education organization in Taiwan, to support the development of educational content focused on quantum computing and emerging technologies.

● Funding to Accelerate Content Development: As part of the agreement, BTQ will provide resources and expertise to support EntangleTech's creation of videos, podcasts, and social media content that promotes quantum literacy and public engagement.

● Advancing Global Quantum Awareness: The partnership reflects BTQ's global commitment to fostering quantum awareness and innovation, advancing cross-border collaboration to help prepare society for a quantum-secure future.

Vancouver, British Columbia, April 28, 2025 - BTQ Technologies Corp. (the "Company") (CBOE CA: BTQ) (FSE: NG3) (OTCQX: BTQQF), a global quantum technology company focused on securing mission-critical networks, is pleased to announce the signing of a Memorandum of Understanding (MOU) with EntangleTech, is a quantum education and research organization in Taiwan dedicated to accelerating the adoption of quantum computing through hands-on learning and industry collaboration.

The MOU establishes a collaborative relationship aimed at enhancing public understanding and accessibility of quantum technologies. As part of the agreement, BTQ will provide resources and expertise to support EntangleTech's educational content development, including videos, podcasts, and social media materials focused on quantum advancements, industry trends, and academic research.

"At BTQ, we believe that education is critical to preparing society for the quantum future," said Nicolas Roussy Newton, COO of BTQ Technologies. "We are proud to support EntangleTech's efforts in Taiwan as they work to democratize quantum knowledge and foster innovation at the grassroots level."

The partnership reflects BTQ's broader commitment to global collaboration and outreach in the quantum ecosystem. The funding will help EntangleTech scale its content strategy, aiming to reach students, professionals, and the broader public with engaging, accessible resources on quantum computing.

"We are excited to collaborate with BTQ Technologies in our shared mission to cultivate quantum literacy and drive dialogue across communities," said Ran-Yu Chang, Founder and Chief Executive Officer of EntangleTech. "This support allows us to accelerate our educational programming and inspire the next generation of quantum thinkers in Taiwan and beyond."

This partnership underscores the importance of cross-border cooperation in advancing quantum research and awareness, ensuring that the benefits of quantum innovation are shared globally.

About EntangleTech

Entangle Tech is a quantum education and research organization in Taiwan, dedicated to accelerating the adoption of quantum computing through hands-on learning and industry collaboration. Our key initiatives include the development of a national quantum education platform, the organization of Qracon (Taiwan's student-led quantum conference), and the launch of multiple public outreach programs. With strong ties to both academia and government agencies, Entangle Tech continues to play a leading role in shaping Taiwan's quantum ecosystem. For more information please visit https://www.entangletech.tw/

About BTQ

BTQ was founded by a group of post-quantum cryptographers with an interest in addressing the urgent security threat posed by large-scale universal quantum computers. With the support of leading research institutes and universities, BTQ is combining software and hardware to safeguard critical networks using unique post-quantum services and solutions.

Connect with BTQ: Website | LinkedIn

ON BEHALF OF THE BOARD OF DIRECTORS

Olivier Roussy Newton

CEO, Chairman

For further information: E: desk@btq.com

Bill Mitoulas

Investor Relations

T: +1.416.479.9547

E: bill@btq.com

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.